UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

COMVERGE, INC.

(Name of Subject Company)

COMVERGE, INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

205859101

(CUSIP Number of Class of Securities)

Matthew H. Smith

Senior Vice President, General Counsel and Secretary

Comverge, Inc.

5390 Triangle Parkway, Suite 300

Norcross, Georgia 30092

(678) 392-4954

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Steven M. Tyndall, Esq. Baker Botts L.L.P. 98 San Jacinto Boulevard Suite 1500 Austin, TX 78701 (512) 322-2500	Thomas L. Hanley, Esq. Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, NW Suite 500 Washington, DC 20036 (202) 292-4525

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note

This Amendment No. 1 (this “Amendment No. 1”) amends Items 3, 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission and dated April 12, 2012, by Comverge, Inc., a Delaware corporation (the “Company” or “Comverge”), as amended from time to time (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Peak Merger Corp., a Delaware corporation (“Purchaser”), which is a subsidiary of Peak Holding Corp., a Delaware corporation (“Parent”), to purchase all of the Company’s outstanding shares of common stock (the “Shares”) for $1.75 per Share, net to the selling stockholder in cash, without interest thereon and subject to any withholding of taxes required by applicable law, upon the terms of and subject to the conditions set forth in the Offer to Purchase of Parent and Purchaser dated April 11, 2012, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Item 3(a) of the Schedule 14D-9 is hereby amended and supplemented by replacing in full the subsections captioned under the headings, “Treatment of Restricted Stock; Cash Payable for Outstanding Shares of Common Stock Pursuant to the Offer” and “Change-of-Control” with the following paragraphs and tables:

“Treatment of Restricted Stock; Cash Payable for Outstanding Shares of Common Stock Pursuant to the Offer

The Company has granted forfeitable Shares (the “Restricted Stock”) under the Comverge, Inc. 2006 Long-Term Incentive Plan, as amended (the “Company Stock Plan”), to its executive officers and its non-employee directors. The consummation of the Merger will cause each Share of Restricted Stock granted to executive officers and non-employee directors to convert to the right to receive the Offer Price for each Share of Restricted Stock.

As of March 31, 2012, the directors and executive officers of the Company beneficially owned, in the aggregate, 1,768,293 Shares, including 853,930 Shares of Restricted Stock (in addition to Shares issuable upon exercise of options, which are discussed below). Each outstanding Share of Restricted Stock will be converted to the right to receive, as soon as reasonably practicable after the Effective Time, an amount in cash for each such Share equal to the Offer Price, less any required withholding taxes). If the directors and executive officers were to tender all 853,930 Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, the directors and officers would receive an aggregate of $1,494,378 in cash for those Shares.

The beneficial ownership of Shares, including Shares of Restricted Stock held by each director and executive officer, is further described in the Information Statement under the headings “Security Ownership of Certain Beneficial Owners and Management,” “Grants of Plan-Based Awards in Fiscal Year 2011,” “Amounts Earned under 2011 Executive Officer Incentive Plan” and “Outstanding Equity Awards at Fiscal 2011 Year-End.” The table below sets forth the number of Shares of Restricted Stock held by directors and executive officers of the Company as of March 31, 2012 that will convert as soon as practicable after the Effective Time, and the amount of cash consideration they will receive for those Shares.

Executive Officer	Restricted Stock	Price	Cash Consideration
R. Blake Young	245,310	$1.75	$429,292.50
David Mathieson	73,000	$1.75	$127,750.00
Steven Moffitt	87,420	$1.75	$152,985.00
Teresa Naylor	23,977	$1.75	$41,959.75
Matthew H. Smith	33,775	$1.75	$59,106.25
Arthur Vos IV (1)	54,855	$1.75	$95,996.25
John Rossi	24,145	$1.75	$42,253.75
Gregory Allarding	27,000	$1.75	$47,250.00
George Hunt	25,684	$1.75	$44,947.00
Jason Cigarran	9,000	$1.75	$15,750.00
David Ellis	21,790	$1.75	$38,132.50

	625,956		$1,095,423.00

(1)	On April 7, 2012, Mr. Vos submitted his resignation as the Senior Vice President of Utility Sales and Chief Technology Officer of the Company. Mr. Vos will remain employed by the Company until May 14, 2012.

Directors	Restricted Stock	Price	Cash Consideration
Nora Brownell	5,585	$1.75	$9,773.75
Alec G. Dreyer	5,585	$1.75	$9,773.75
A. Laurence Jones	6,901	$1.75	$12,076.75
John McCarter	12,086	$1.75	$21,150.50
Joseph O’Donnell	6,901	$1.75	$12,076.75
John Rego	12,086	$1.75	$21,150.50
Rudolf Hoefling	59,610	$1.75	$104,317.50
David Kuzma	59,610	$1.75	$104,317.50
James Moore, Jr.	59,610	$1.75	$104,317.50

	227,974		$398,954.50

Treatment of Options

Pursuant to the Merger Agreement, the Company has agreed to take all actions necessary so that, as of the Effective Time, each option to purchase Shares (an “Option”) granted under the Company Stock Plan will automatically cease to be outstanding, and each holder of an Option will cease to have any rights other than the right to receive the Option Cash Payment described below. Immediately prior to the Effective Time, each Option that is outstanding and unexercised as of the Effective Time (whether vested or unvested), if the exercise price of such Option is less than the Offer Price, will be canceled and converted into the right of the holder to receive at the Effective Time an amount in cash equal to the product of (i) the total number of Shares subject to such Option immediately prior to the Effective Time and (ii) the excess, if any, of the Offer Price over the exercise price per Share for such Option, less any required withholding taxes (the “Option Cash Payment”). The majority of the Company’s outstanding Options have an exercise price higher than the Offer Price.

As of March 31, 2012, the directors and executive officers of the Company held, in the aggregate, Options to purchase 628,405 Shares. The beneficial ownership of Options held by each director and executive officer is further described in the Information Statement under the headings “Security Ownership of Certain Beneficial Owners and Management,” “Grants of Plan Based Awards in Fiscal Year 2011,” “Amounts Earned under 2011 Executive Officer Incentive Plan” and “Outstanding Equity Awards at Fiscal 2011 Year-End.”

The foregoing summary is not intended to be complete and is qualified in its entirety by reference to the Merger Agreement.”

Change-of-Control

The Company has entered into employment agreements with certain of its executive officers with change of control provisions, the terms of which are substantially similar. The Company entered into these agreements in order to provide stability to its key management if the Company experiences a change-of-control.

Pursuant to the employment agreements entered into by the Company’s executive officers, the Company may be required to make payments to them upon a change of control. A change of control as defined under these agreements will occur upon the occurrence of any of the following events that result in a majority of the Company Board prior to the event not constituting the majority of the Company Board immediately after the completion of the transaction:

•

any person (as defined in Section 13(d) under the Exchange Act) becomes the beneficial owner of the Company’s securities (excluding those securities acquired directly from us or our affiliates) representing 50% or more of the combined voting power of our then outstanding voting securities;

•

a merger or consolidation of us with any other corporation unless the voting securities of the Company outstanding immediately prior to the transaction continue to represent (either by remaining outstanding or being converted into voting securities of another entity) more than 50% of the combined voting power of the voting securities of the surviving or parent company; or

•

the consummation of an agreement for the sale or disposition by us of all or substantially all of the Company’s assets, other than to an entity where at least 50% of the combined voting power of the voting securities are owned by the Company’s stockholders in substantially the same proportions as their ownership of the Company immediately prior to such sale.

Pursuant to the employment agreement with Mr. Young, if the employment of Mr. Young is terminated without Cause or for Good Reason, Mr. Young will be entitled to (i) any unpaid but earned salary, medical benefits, vested stock options and vested restricted stock; (ii) any unpaid but earned vacation, (iii) any incurred but unpaid ordinary and necessary business expenses and (iv) severance pay equal to two times his annual base salary and target cash incentive. Provided however, if Mr. Young’s termination occurs concurrently with or within twenty-four (24) months following a Change of Control (as defined in the employment agreement), the severance pay will be equal to three times his annual base salary and target cash incentive for the last completed calendar year prior to such termination. In addition, Mr. Young is entitled to the continuation of benefits under the Company’s standard employee benefit plan at the active employee rate for up to 18 months. Thereafter, the Company is required to pay Mr. Young a lump sum equal to six months of the employer portion of the premiums for such health benefits.

Below are estimates of amounts that may be received by an executive officer upon the consummation of the Merger. The amounts set forth in the table below assume that the executive officers as of March 31, 2012 are terminated without Cause or resign for Good Reason within twelve months to twenty four months, depending on the employment agreement, after the change of control of the Company resulting from the consummation of the transactions contemplated by the Merger Agreement. Subject to requirements under Section 409A of the Internal Revenue Code, the amounts are payable by the Company in one lump sum (except Mr. Rossi is paid per payroll policies prorated over the severance period) upon the terminated executives’ executing and delivering to the Company within 30 days of the executives’ termination a severance agreement with the Company that contains a general release, as well as an assignment of intellectual property as the Company may deem appropriate or necessary, and is in a form reasonably acceptable to the Company.

The amounts reported below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9. As a result, the actual amounts, if any, to be received by an executive officer (including our named executive officers) may differ materially from the amounts set forth below.

Name	Cash ($)(1)	Equity ($)(2)	Other ($)(3)	Total ($)
R. Blake Young	$2,762,000	$429,293	$25,764	$3,217,057
David Mathieson	$504,450	$127,750	$19,323	$651,523
Steven Moffitt	$832,000	$152,985	$19,323	$1,004,308
Matthew H. Smith	$402,100	$59,106	$19,323	$480,529
Arthur Vos IV (4)	$590,000	$103,444	$19,323	$712,767
Teresa Naylor	$409,400	$41,960	$6,622	$457,982
David Ellis	$285,000	$38,134	$12,010	$335,144
George Hunt	$281,929	$44,949	$12,882	$339,760
John Rossi	$231,486	$42,254	$8,633	$282,373
Greg Allarding	$371,000	$47,250	$19,323	$437,573

(1)	Amounts payable to each executive were estimated and based on their annual base salaries as of March 31, 2012. Under the terms of his employment agreement, Mr. Young is entitled to severance payments equal to three times his annual base salary if he incurs a qualifying termination within 24 months following a change of control. For the other listed executives, except Mr. Young, they are entitled to receive severance payments ranging from 9 months to 18 months of their monthly base salaries, if they incur a qualifying termination in connection with a change of control. The Cash value includes severance base salary, severance bonus and retention awards. The severance bonus payments were estimated by utilizing special incentive awards earned in 2011 by Mr. Moffitt and Mr. Ellis (Mr. Moffitt received a $125,000 thermostat independence special incentive plan award, and Mr. Ellis received a $27,000 ESKOM bonus relating to the ESKOM contract signed in 2011 which award was made in January 2012). In addition, a transactional bonus for Mr. Mathieson of $200,000 is included since under his employment agreement, it would be triggered by a change of control or a strategic capital investment. The Company Board approved the creation of a special 2012 retention program. The cash retention awards are to be paid quarterly in 2012, and such retention awards as included in the chart above were approved by the Compensation Committee with the agreement of the entire Company Board on March 8, 2012. Further, the payment of 2012 retention awards accelerate in connection with a change of control, and therefore were added to the potential payout calculations with the assumption that the executive was terminated on March 31, 2012 under a change of control scenario. The first quarterly payment of the 2012 retention program was paid before April 15, 2012. The 2012 retention awards for Messrs. Young, Mathieson, Moffitt, Smith, Vos, Ellis, Hunt, Rossi, Allarding and Ms. Naylor, respectively, are as follows: $242,000, $60,700, $119,500, $64,600, $230,000, $48,000, $78,250, $40,000, $50,000 and $71,900. The Company Board exercised its discretion and did not award any cash incentives under the 2011 incentive compensation program.
(2)	The terms of these employment agreements governing these equity grants provide that upon a termination within 12 months of a change of control, the restricted stock held by the executives shall immediately vest, and any stock options held at the time of such termination shall immediately vest and become exercisable. Under the terms of the Merger Agreement, all vested and unvested restricted stock shall receive the Option Price at the consummation of the merger as contemplated by the Merger Agreement and any in-the-money options shall receive the Offer Price less the exercise price at the consummation of the merger as contemplated by the Merger Agreement. These amounts represent restricted stock and in-the-money stock options that vest upon such event, at an assumed value of $1.75 per share, which is the Offer Price.

(3)	In the case of Mr. Young, he is entitled to receive the employer portion of the payment of his health benefits pursuant to the applicable severance period for up to 18 months. Thereafter, the Company is required to pay Mr. Young a lump sum equal to six months of the employer portion of the premiums for such health benefits. In the case of the other listed executives, each is entitled to the payment of his/her health benefits for his/her applicable severance period. All executives are responsible for the portion of the benefits an active employee would be required to pay.
(4)	On April 7, 2012, Mr. Vos submitted his resignation (without good reason) as the Senior Vice President of Utility Sales and Chief Technology Officer of the Company. Mr. Vos will remain in the Company’s employ until May 14, 2012.

The following executive officers could become entitled to payments summarized above in connection with the consummation of the transactions contemplated by the Merger Agreement, some of which may not be deductible by the Company by reason of Section 280G of the Internal Revenue Code.

Name	Excess Payment that May Not Be Deductible under Internal Revenue Code Section 280G
R. Blake Young	$2,823,301

Further information relating to severance payments or change-of-control payments under employment agreements is set forth in the Information Statement under the heading “Potential Post-Employment Payments Upon Termination or Change-of-Control”.”

Item 3(b) of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph after the third paragraph under the subsection captioned “Note Purchase and Security Agreement and Forbearance Agreements”:

“Under Section 1.2 of the Grace Bay Loan Agreement, interest is payable monthly, on the first day of each month for interest accrued during the prior month. While Partners for Growth, III, L.P. (“PFG”) held the convertible note under the Grace Bay Loan Agreement, PFG had consistently initiated an automated funds transfer from the Company’s accounts on the first of each month for the required interest payments, including on March 1, 2012, after Grace Bay had acquired 51% of the convertible note. The Company anticipated that interest payments would continue to be made in such manner, but no such automated funds transfer was initiated on April 1, 2012. On April 17, 2012, the Company discovered that such automated funds transfer had not been initiated and immediately notified Grace Bay. On April 18, 2012, the Company tendered the interest payment, and Grace Bay accepted such payment.”

Item 8.	Additional Information. Certain Litigation.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing in full the four paragraphs just above the subsection captioned under the heading “Top-Up Option:”

“Certain lawsuits have been filed in connection with the Merger and Offer. Each of the filed lawsuits alleges that the Company’s directors breached their fiduciary duties in connection with the Offer and Merger and that some or all of the Company, Parent, Purchaser and H.I.G. aided and abetted the breaches. The actions purport to be brought individually and on behalf of similarly situated public shareholders of the Company and seek various forms of relief, including an injunction of the Offer and Merger, rescission of the Offer and Merger to the extent it is consummated prior to the entry of a final judgment, an accounting to the plaintiffs and the class for any damages suffered as a result of the defendants’ alleged wrongdoing, and the costs and expenses of the actions.

On March 29, 2012, a purported stockholder of the Company filed a putative class action lawsuit, captioned Stourbridge Investments LLC v. Dreyer, et al., Case No. 12A-02787-8, in the Superior Court of Gwinnett County, Georgia, naming as defendants the Company, the Company’s directors, Purchaser and Parent. On April 2, 2012, the plaintiff in the Stourbridge Investments action filed a motion for expedited discovery and proceedings and a motion for preliminary injunction with the Superior Court of Gwinnett County, Georgia. On April 3, 2012, a putative class action lawsuit, captioned Cunningham v. Comverge, Inc., et al., Case No. 12A-02929-2, was filed in the Superior Court of Gwinnett County, Georgia, naming as defendants the Company, the Company’s directors, Purchaser, Parent and H.I.G.

On March 29, 2012, a putative class action lawsuit, captioned Schultz v. Young, et al., Case No. 7368, was filed in the Delaware Court of Chancery, naming as defendants the Company, the Company’s directors, Purchaser, Parent, and H.I.G. On March 30, 2012, a putative class action lawsuit, captioned Somlinga v. Dreyer, et al., Case No. 7371, was filed in the Delaware Court of Chancery, naming as defendants the Company, the Company’s directors, Purchaser, and H.I.G. On April 2, 2012, a putative class action lawsuit, captioned Cohen v. Young, et al., Case No. 7386, was filed in the Delaware Court of Chancery, naming as defendants the Company, the Company’s directors, Purchaser, Parent and H.I.G. Plaintiffs in the Somlinga, Cohen, and Cunningham actions also filed requests for the production of documents. On April 4, 2012, a putative class action lawsuit, captioned Kanakamedala v. Young, et al., Case No. 7399, was filed in the Delaware Court of Chancery, naming as defendants the Company, the Company’s directors, Parent and Purchaser. Also on April 4, 2012, a putative class action lawsuit, captioned Walker v. Comverge, Inc., et al., Case No. 7398, was filed in the Delaware Court of Chancery, naming as defendants the Company, the Company’s directors, Parent, Purchaser, and H.I.G. On April 6, 2012, the Delaware Court of Chancery consolidated the individual cases pending in Delaware under the caption In re Comverge, Inc. Shareholders Litigation, Case No. 7368-VCP and designated the complaint in the Somlinga action as the operative complaint (the “Consolidated Action”).

On April 11, 2012, the defendants in the Consolidated Action filed a Motion to Proceed in One Jurisdiction and Dismiss or Stay Litigation in Other Jurisdiction with the Court of Chancery and with the Superior Court of Gwinnett County in the Stourbridge and Cunningham cases described above asking the two courts to confer and rule that the litigation should proceed in either the Delaware or Georgia courts and that proceedings in the other jurisdiction should be stayed or dismissed. On April 13, 2012, the Court of Chancery issued a letter ruling grating the defendants’ motion and indicating that the courts had conferred and concluded that the Consolidated Action would proceed in Delaware and that the Stourbridge and Cunningham cases would either be stayed or dismissed.

On April 18, 2012, the plaintiffs in the Consolidated Action filed a Consolidated Amended Complaint (“CAC”). The CAC alleges, among other things, that the Individual Defendants breached their fiduciary duties in connection with the Offer and the Merger by failing to take steps to maximize the value of the Company to its public stockholders and are attempting to deprive stockholders of the true value of their investment in the Company. The CAC also alleges Purchaser and H.I.G. Capital, LLC have aided and abetted the Individual Defendants’ breach of their fiduciary duties to the Company’s stockholders by, among other things, causing Grace Bay to purchase the Convertible Senior Debt in violation of the Confidentiality Agreement and asserting rights thereunder. The CAC also alleges that the Schedule 14D-9 filed by the Company on April 12, 2012 fails to disclose material facts necessary for stockholders to make an informed decision with regard to the Offer. The CAC seeks, among other things, a declaration that the action brought by the complaint is properly maintainable as a class action and that the plaintiff be certified as a class representative, an order enjoining the Merger Agreement and proposed Merger, an order requiring the Company to enforce the Confidentiality Agreement, an order requiring the disclosure of additional information to stockholders and an extension of the Offer, an accounting to plaintiff of damages, an award to the plaintiff of costs, including reasonable attorneys’ and experts’ fees and such other relief as the court deems proper. Purchaser, Parent, H.I.G. Capital, LLC and the Company believe that the CAC is without merit and intend to defend the case vigorously. The foregoing summary of the CAC does not purport to be complete and is qualified in its entirety by reference to the CAC.

Also on April 18, 2012, Cunningham filed a complaint in the Court of Chancery of the State of Delaware (the “Cunningham Delaware Complaint”) reasserting the same claims and requesting the same relief as in his complaint filed in Georgia in addition to claims that the defendants had failed to disclose material facts necessary for stockholders to make an informed decision with regard to the Offer. The foregoing summary of the Cunningham Delaware Complaint does not purport to be complete and is qualified in its entirety by reference to the Cunningham Delaware Complaint, which is filed as an Exhibit to the Schedule TO.

The foregoing description is qualified in its entirety by reference to each of the class action complaints and the CAC, which are filed as Exhibits (a)(12) through (a)(18) to the Schedule 14D-9 and as Exhibits (a)(19) and (a)(20) hereto, and are incorporated herein by reference.”

Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by replacing in full the subsection captioned under the heading “Golden Parachute Compensation” with the following paragraphs:

“Golden Parachute Compensation

The information required by Item 402(t) of Regulation S-K regarding the compensation for each of our executive officers, including our named executive officers who, for the fiscal year ended December 31, 2011, consisted of Messrs Young, Mathieson, Moffitt, Smith and Vos, that is based on or otherwise relates to the Offer and the Merger is incorporated into this section by reference to Item 3 under the caption “Change-of-Control”. This Merger-related compensation payable to our named executive officers is referred to as “golden parachute” compensation by the applicable SEC disclosure rules.

The terms of the Merger Agreement provide for vesting of outstanding Company equity awards in connection with the transactions triggered as of the Acceptance Time. Immediately prior to the Acceptance Time, all outstanding Company Options will vest and be converted into cash as described above in Item 3.”

Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following subsection captioned “Loan Amendments”:

“Loan Amendments

On April 18, 2012, the Company entered into Amendment No. 1 (the “NPA Amendment”) to that certain Note Purchase and Security Agreement dated March 26, 2012 among the Company and certain of its subsidiaries, Parent and the Purchasers named therein (the “Note Purchase Agreement”). Pursuant to the NPA Amendment, the definition of Excluded Accounts in the Note Purchase Agreement was revised to include all deposit accounts maintained as customer incentive accounts for Entergy Corporation, rather than a single deposit account, and to remove certain language from such definition that was inadvertently included. On the same date, April 18, 2012, the Company also entered into the Seventh Amendment (“Seventh Amendment”) to the Loan and Security Agreement among SVB, the Company and certain subsidiaries of the Company named therein (the “SVB Loan Agreement”). Pursuant to the Seventh Amendment, the SVB Loan Agreement was amended to reflect the same change to its definition of Excluded Accounts as noted above in the NPA Amendment regarding the deposit accounts. Finally, on April 18, 2012, the Company entered into a Modification (the “Modification”) to the Loan and Security Agreement among the Company, certain of the Company’s subsidiaries named therein and Grace Bay (the “Grace Bay Loan Agreement”). Pursuant to this Modification, the Grace Bay Loan Agreement was amended to reflect the same change as noted above in the NPA Amendment and the Seventh Amendment with respect to deposit accounts.

The foregoing descriptions of the NPA Amendment, Seventh Amendment and Modification do not purport to be complete and are subject to, and qualified in its entirety by, the full text of the NPA Amendment, Seventh Amendment and Modification, each of which is attached as exhibits hereto and each of which is incorporated herein by reference. The NPA Amendment, Seventh Amendment and Modification are not intended to modify or supplement any factual disclosures about the Company in its public reports filed with the Securities Exchange Commission; and they are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to the Company.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(19)	Verified Consolidated Amended Class Complaint filed April 18, 2012 in the Court of Chancery of the State of Delaware, captioned In re Comverge, Inc. Shareholders Litigation (incorporated by reference to Exhibit (a)(5)(H) of Amendment No. 1 to the Schedule TO filed by Parent and Purchaser on April 23, 2012)

(a)(20)	Verified Class Action Complaint filed April 18, 2012 in the Court of Chancery of the State of Delaware, captioned Cunningham v. Comverge, Inc. et al. (incorporated by reference to Exhibit (a)(5)(I) of Amendment No. 1 to the Schedule TO filed by Parent and Purchaser on April 23, 2012)

(e)(11)	Amendment No. 1, dated April 18, 2012, to the Note Purchase Agreement dated as of March 26, 2012, by and among Comverge, Inc., Peak Holding Corp., and the other parties named therein (incorporated by reference to Exhibit (d)(4) of Amendment No. 1 to the Schedule TO filed by Parent and Purchaser on April 23, 2012)

(e)(12)	Seventh Amendment, dated April 18, 2012, to the Loan and Security Agreement between the Company and Silicon Valley Bank

(e)(13)	Modification dated April 18, 2012, to the Loan and Security Agreement between the Company and Grace Bay Holdings II, LLC (incorporated by reference to Exhibit (d)(12) of Amendment No. 1 to the Schedule TO filed by Parent and Purchaser on April 23, 2012)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Comverge, Inc.

By:	/s/ R. BLAKE YOUNG
Name:	R. Blake Young
Title:	President and Chief Executive Officer

Dated:	April 25, 2012